SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

DryShips Inc.
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(Name of Issuer)

Common Stock, par value $0.01
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(Title of Class of Securities)

Y2109Q101
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(CUSIP Number)

December 31, 2008
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)

[  ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities  Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2109Q101

1.   NAME OF REPORTING PERSONS

     Advice Investments S.A.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (SEE INSTRUCTIONS)
                                                                (a)  [_]
                                                                                                (b)  [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

      0

6.   SHARED VOTING POWER

     42,405

7.   SOLE DISPOSITIVE POWER

      0

8.   SHARED DISPOSITIVE POWER

     42,405

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     42,405

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  (SEE INSTRUCTIONS)

[_]
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    .05%

12.  TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

     CO

1.   NAME OF REPORTING PERSONS

     Elisavet Manola

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (SEE INSTRUCTIONS)
(a)  [_]
(b)  [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

      0
6.   SHARED VOTING POWER

     42,405

7.   SOLE DISPOSITIVE POWER

      0

8.   SHARED DISPOSITIVE POWER

     42,405

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     42,405

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  (SEE INSTRUCTIONS)

[_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     .05%

12.  TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

     IN

Item 1(a).  Name of Issuer:

  DryShips Inc.

            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:

  80 Kifissias Ave.
  Amaroussion 15125
  Athens, Greece

            ____________________________________________________________________

Item 2(a).  Name of Persons Filing:

                Advice Investments S.A.
Elisavet Manola

            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if none, Residence:

  Advice Investments S.A.:
  5/2 Merchants Street
  Valletta, Malta
  Attention: Ms. Louise Cefai, Director

  Elisavet Manola:
  Kyprou 10, Kifisia
  Athens, Greece

            ____________________________________________________________________

Item 2(c).  Citizenship:

                Advice Investments S.A.: Liberia
                Elisavet Manola: Greece

            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:

                                   Common Stock, par value $0.01

            ____________________________________________________________________

Item 2(e).  CUSIP Number:

                                   Y2109Q101

            ____________________________________________________________________

Item 3.     If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)    [_]  Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78a);

     (b)    [_]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c)    [_]  Insurance  company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d)    [_]  Investment  company  registered under Section 8 of the Investment Company Act & 1940 (15 U.S.C. 80a-8);

     (e)    [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f)     [_]  An employee  benefit plan or endowment  fund in  accordance  with Rule 13d-1(b)(1)(ii)(F);

     (g)    [_]  A parent  holding  company or control  person in accordance  with Rule 13d-1(b)(1)(ii)(G);

     (h)    [_]  A savings  association  as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C 1813);

     (i)     [_]  A church  plan  that  is  excluded  from  the  definition  of an investment  company  under  Section  3(c)(14)  of the  Investment Company
                    Act (15 U.S.C. 80a03);

     (j)     [_]  A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

     (k)    [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Advice Investments S.A.: 42,405shares
          Elisavet Manola: 42,405 shares
          ______________________________________________________________________

     (b)  Percent of class:

          Advice Investments S.A.: .05%
          Elisavet Manola: .05%
          ______________________________________________________________________

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote

0

          (ii)  Shared power to vote or to direct the vote

Advice Investment S.A.: 42,405 shares
Elisavet Manola: 42,405 shares

          (iii)  Sole power to dispose or to direct the disposition of

0

          (iv)  Shared power to dispose or to direct the disposition of

Advice Investments S.A.: 42,405
Elisavet Manola: 42,405

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

         _______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         N/A
         _______________________________________________________________________

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         N/A
         _______________________________________________________________________

Item 8.  Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         N/A
         _______________________________________________________________________

Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

          N/A
          ______________________________________________________________________

Item 10.  Certifications.

          N/A

SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief, I certify that the information  set forth in this statement is true, complete and correct.

Date: February 13, 2009

Advice Investments S.A.

By: /s/ Louise Cefai
    Name: Louise Cefai
    Title: Sole Director

/s/ Elisavet Manola
Elisavet Manola

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit 99.1
JOINT FILING AGREEMENT

    The undersigned  hereby agree that they are filing this statement  jointly pursuant to Rule  13d-1(k)(1).  Each of them is responsible for the timely filing of such Schedule 13G and any  amendments  thereto, and for the  completeness  and  accuracy  of the  information concerning such person contained therein; but  none  of  them  is  responsible  for the completeness or accuracy of the information  concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

      In accordance with Rule 13d-1(k)(1)  promulgated under the Securities and Exchange Act of 1934, as amended,  the  undersigned  hereby agree to the joint filing with each other on behalf of each of them of such a  statement on Schedule  13G with  respect to the common stock beneficially  owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

Advice Investments S.A.

By: /s/ Louise Cefai
    Name: Louise Cefai
    Title: Sole Director

/s/ Elisavet Manola

Date: February 13, 2009

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